Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2008-MTNDD247 Subject to Completion, Dated April 9, 2008)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Callable CMS Spread Range Accrual Notes

Due 2023

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 9, 2008

Callable CMS Spread Range Accrual Notes

Due 2023

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Callable CMS Spread Range Accrual Notes Due 2023 (the “Notes”) are callable investments that offer investors the safety of 100% principal protection at maturity or call and the potential for periodic income. The Notes will bear interest at a rate of approximately 7.90% to 8.10% (to be determined on the Pricing Date) per annum from and including                     , 2008 to but excluding                     , 2009. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential quarterly interest payments on the Notes are variable and may be zero from and including                     , 2009 to but excluding the Maturity Date. The amount of periodic income these Notes pay from and including                     , 2009 to but excluding the Maturity Date, if any, is based upon the number of calendar days on which the Underlying CMS Spread is determined to be greater than or equal to zero. We may call the Notes beginning approximately one year after the Issue Date on any Interest Payment Date for 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

If not previously called by us, the Notes will have a maturity of approximately fifteen years. If not called by us, at maturity you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The Notes will bear interest at a rate of approximately 7.90% to 8.10% (to be determined on the Pricing Date) per annum from and including                     , 2008 to but excluding                     , 2009. Beginning on                     , 2009 the amount of any quarterly interest payment on the Notes will vary and could be zero. Interest payments, if any, will be based on the CMS Spread on each calendar day. For each calendar day on which the CMS Spread is greater than or equal to zero, the Notes will bear interest at a rate of approximately 7.90% to 8.10% (to be determined on the Pricing Date) per annum. On each calendar day on which the Underlying CMS Spread is determined to be less than zero, no interest will accrue on the Notes.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately one year after the Issue Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

These Notes are not a suitable investment for investors who require regular fixed income payments since beginning on                     , 2009 the quarterly interest payments are based on the performance of the Underlying CMS Spread and may be zero. These Notes may be an appropriate investment for the following types of investors:

■

Investors looking for exposure to the Underlying CMS Spread on a principal protected basis, if held to maturity, with the potential for current income but who are willing to forego current income if the Underlying CMS Spread remains less than zero.

■	Investors expecting long term interest rates, as represented by CMS30, to exceed medium term interest rates, as represented by CMS2.

■	Investors who are willing to risk their Notes being called prior to maturity.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this offering summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Callable CMS Spread Range Accrual Notes Due 2023
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa3 / P-1, LT Outlook Stable (Moody’s), AA- / A-1+ Outlook Negative (S&P) and AA / F1+ Outlook Negative (Fitch) based upon the Citigroup Inc. guarantee of payments due on the Notes, including interest payments. The rating of the Issuer’s obligations is subject to change during the term of the Notes.
Principal Protection:	100% if held on the Maturity Date
Pricing Date:	April , 2008
Issue Date:	April , 2008
Maturity Date:	Approximately fifteen years after the Issue Date
Issue Price:	Variable, based on market prices prevailing at the time of sale
Principal Amount:	$
Underlying CMS Spread:	The difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), appearing on Reuters page “ISDAFIX1,” or any substitute page, at 11:00 a.m. (New York time) on each calendar day; provided that for each calendar day on which no rate for CMS30 and/or CMS2 is available, the rates for CMS30 and CMS2 will be the immediately preceding rates reported on Reuters page “ISDAFIX1,” or any substitute page, at 11:00 a.m. (New York time); and provided further that the rate for the CMS Spread for the fifth Business Day immediately preceding any Interest Payment Date and for each calendar day remaining in that Interest Period will be deemed to equal the rate for the CMS Spread applicable to the fifth Business Day immediately preceding the Interest Payment Date.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Interest Rate:

Within the period from and including         , 2008 to but excluding         , 2009, approximately 7.90% to 8.10% (to be determined on the Pricing Date).

Within the period from and including         , 2009 to but excluding         , 2023, the product of (i) approximately 7.90% to 8.10% (to be determined on the Pricing Date) and (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period.

Accrual Day:	Any calendar day in an Interest Period on which the Underlying CMS Spread is determined to be greater than or equal to zero.
Interest Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to but excluding the next Interest Payment Date, Maturity Date or any earlier date on which the Notes are redeemed.
Interest Payment Dates:	Quarterly on each January , April , July , and October , beginning on July , 2008 and ending on the Maturity Date.
Call Feature:	Callable quarterly in whole, but not in part, on any Interest Payment Date beginning on April , 2009.
Payment at Call:	100% of the principal amount of Notes then held, plus any accrued and unpaid interest.
Call Notice:	Not less than 10 calendar days
Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned:	$15 per $1,000 Note for each Note sold by a Smith Barney Financial Advisor
Calculation Agent:	Citigroup Financial Products, Inc.
Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon the Underlying CMS Spread by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Benefits of the Notes

■	Income Potential

The Notes offer the possibility of current income in the form of fixed and variable interest payable quarterly. The variable interest will depend on the Underlying CMS Spread on each calendar day of an Interest Period.

■	Principal Protection

At call or on the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying CMS Spread.

Key Risk Factors for the Notes

■	Possibility of No Return

The Notes will bear interest at a rate of approximately 7.90% to 8.10% (to be determined on the Pricing Date) per annum from and including         , 2008 to but excluding         , 2009. However, unless called by us, the interest payable on the Notes will vary and may be zero during the period from and including         , 2009 to but excluding the Maturity Date. Beginning on         , 2009, the interest payable, if any, on each Interest Payment Date will depend on the Underlying CMS Spread on each calendar day of an Interest Period. For each calendar day beginning on         , 2009 that the Underlying CMS Spread is less than zero, no interest will accrue on the Notes. If the Underlying CMS Spread remains less than zero on every calendar day of an Interest Period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■	Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest

If we exercise our option to call the Notes, you will receive only the principal amount of Notes you then hold, plus any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes.

■	The Level of the Underlying CMS Spread Will Affect Our Decision to Call the Notes

If the level of the Underlying CMS Spread remains greater than or equal to zero for a sufficient number of days in any Interest Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called beginning on         , 2009. If we call the Notes prior to maturity, you may not be able to reinvest at a similar yield.

■	Potential for a Lower Comparable Yield

Quarterly interest payments from and including         , 2009 to but excluding the Maturity Date, if any, are linked to the Underlying CMS Spread, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, our right to call the Notes, changes in the Underlying CMS Spread, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Historical Data on the CMS Spread

The following table sets forth, for each of the quarterly periods indicated, the high and low levels of the CMS Spread, as reported on Reuters. The historical data on the CMS Spread is not indicative of the future performance of the CMS Spread or what the value of the Notes may be.

Any historical upward or downward trend in the CMS Spread during any period set forth below is not an indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2003
Quarter
First	3.3870%	3.1910%
Second	3.4370%	3.0140%
Third	3.7580%	3.3300%
Fourth	3.5400%	3.0480%

2004
Quarter
First	3.3330%	3.1310%
Second	3.1990%	2.4990%
Third	2.6560%	2.2070%
Fourth	2.3700%	1.7570%

2005
Quarter
First	1.7560%	1.0670%
Second	1.1550%	0.6840%
Third	0.6950%	0.3890%
Fourth	0.5180%	0.2220%

2006
Quarter
First	0.3210%	-0.0360%
Second	0.4260%	0.1410%
Third	0.2450%	0.1300%
Fourth	0.2670%	0.0970%

2007
Quarter
First	0.4210%	0.1150%
Second	0.5300%	0.2530%
Third	0.8680%	0.4520%
Fourth	1.2360%	0.6420%

2008
Quarter
First	2.4580%	1.2070%
Second (through April 8, 2008)	2.1660%	1.9940%

The CMS Spread at 11:00 a.m. (New York time) on April 8, 2008, was 2.019%.

Historical Graph

The following graph shows the daily values of the CMS Spread in the period from January 2, 2003 through April 8, 2008 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest accrued on the Notes based on the total number of Accrual Days occurring during an Interest Period. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

■ Principal amount: US$1,000

■ Applicable Interest Rate: 8.00% per annum

■ Interest Period consists of ninety calendar days

■ The Notes are purchased on the Issue Date and are not called by us or sold in any secondary market prior to the end of the Interest Period.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payments, if any, will depend on the actual interest rate and the actual number of Accrual Days in each Interest Period.

Example	Hypothetical Total Accrual Days(1) During Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
1	0	0.000%	$ 0.00
2	10	0.222%	$ 2.22
3	20	0.444%	$ 4.44
4	30	0.667%	$ 6.67
5	40	0.889%	$ 8.89
6	50	1.111%	$ 11.11
7	60	1.333%	$ 13.33
8	70	1.556%	$ 15.56
9	80	1.778%	$ 17.78
10	90	2.000%	$20.00

(1)	The number of calendar days for which the CMS Spread is determined to be greater than or equal to zero.
(2)	(8.00% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (8.00% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

•	Any payments of stated interest on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

•

Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition (less any accrued stated interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the CMS Spread is not available on page “ISDAFIXI,” or any substitute page thereto, the Calculation Agent may determine the rate for the CMS Spread in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Determination of the CMS Spread” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.